UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								March 22, 2006

Via Facsimile (011) 54 1143 131298 and US Mail

Jose Gustavo Pozzi
General Manager and Sole Officer
Nortel Investments Inc.
Alicia Moreau de Justo 50
Piso 11
C1107AAB Buenos Aires
Argentina

	Re:	Nortel Investments Inc.
		Form 6-K
		Filed December 1, 2005
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
 		File No. 1-14270

Dear Mr. Pozzi:

      We have reviewed your letter dated January 19, 2006 and have the following comments. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comments. In light of your statement that you have "no direct or indirect ownership interest in
Etec," please explain the aspects of your relationship with Etec whereby it may be deemed a related party of Nortel Inversora.

2. In light of the statement in your response that Etec may be deemed a related party, and in light of Cuba`s status as a country identified by the U.S. as a state sponsor of terrorism and subject to
OFAC-administered asset controls, please address the qualitative materiality of your relationship with Etec in conjunction with Etec`s role in Cuba`s infrastructure, including its status as the exclusive operator for national and international fixed line telecommunications services in Cuba.


      Please understand that we may have additional comments after reviewing your responses to our comments.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Larry Spirgel
 		Kyle Moffatt
Jose Gustavo Pozzi
Nortel Investments Inc.
March 22, 2006
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